Exhibit 21.1

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Biodexa Pharmaceuticals PLC
Biodexa Pharma (Wales) Limited	England and Wales	100%
Biodexa Ltd	England and Wales	100%
Haaland UK Limited (3)	England and Wales	100%
Joint Ventures with Biodexa Ltd
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Biodexa Ltd

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(1)	Joint venture between Biodexa Ltd and Aquestive Therapeutics, formerly known as MonoSol RX.
(2)	Joint venture between Biodexa Ltd and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed. While 50% is the economic interest, Biodexa Ltd can currently direct 49% of the voting rights.
(3)	Dormant entities.